Exhibit 99.1

Stock Symbol: SGF: TSX	November 10, 2005
SHORE GOLD INC.	Saskatoon, Saskatchewan

STAR DIAMOND PROJECT: DIAMOND RESULTS
10.2, 5.7 AND 5.5 CARAT DIAMONDS IN 264 CARAT PARCEL

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce the third set of diamond results from the additional 15,000 tonne bulk sample collected from the Star Kimberlite as part of the prefeasibility study. The aim of this additional bulk sample is to increase the size of the diamond valuation parcel from 4,000 to 6,000 carats. The diamond recoveries total 264.31 carats from 1,386.60 dry tonnes processed. Included in this release are results for seven kimberlite batches of a total of some 50 kimberlite batches that will be processed as part of the additional bulk sampling program on the Star Diamond Project. A total of 1,476 commercial sized diamonds (greater than 1.18 millimetre square mesh screen), collectively weighing 263.81 carats, has been recovered from the seven batches. Forty-five diamonds greater than one carat have been recovered and the four largest stones are: 10.24, 5.69, 5.45, and 2.87 carats, respectively. In addition, 30 diamonds (0.51 carats) were recovered down to 0.85 millimetre square mesh. The colour of 56 percent of these diamonds has been classified as white, with a further 15 percent classified as off-white.

All of these kimberlite batches have been mined on the 235 metre level from drifts developed south (Batches 103 to 108) and north (Batch 109) of the shaft. All kimberlite batches have been recovered from within the Early Joli Fou equivalent kimberlite. To date, some 15,000 tonnes of kimberlite have been skipped to surface and over 8,000 tonnes have been processed through the on-site plant. The on-site DMS plant was down for a week for maintenance and the installation of a self cleaning scrubber that is required for the processing of the mini-bulk samples of the large diameter drilling program. The X-ray Flow-sort and grease table concentrates of Batches 110, 111 and 112 have been shipped to SGS Lakefield Research for final diamond recovery. The plant returned to full production late last week.

Kimberlite processed and diamond results for the seven sample batches are listed in the table below. Grades are expressed in carats per hundred tonnes (cpht).

Batch #	Location	Dry Tonnes	Diamonds Number of Stones	Total (carats)	Grade (cpht)	Largest Stone
103	SOUTH 3-2 SILL SLASH	163.62	142	18.09	11.06	1.43
104	SOUTH 4H	264.62	318	46.09	17.42	1.90
105	SOUTH 3 SILL SLASH A	288.48	314	51.69	17.92	5.69
106	SOUTH 11A	289.50	360	67.77	23.41	2.87
107	SOUTH 7E	182.79	233	54.83	29.99	10.24
108	SOUTH 4J	142.52	82	17.84	12.51	2.18
109	NORTH 6 SILL SLASH	55.07	57	8.01	14.54	1.01
Total		1,386.60	1,506	264.31	19.06

The four largest stones are: 10.24 (Batch 107, Grey), 5.69 (Batch 105, Yellow), 5.45 (Batch 107, Grey) and 2.87 (Batch 106, Off White) carats, respectively. Eleven diamonds exceed two carats and 45 diamonds exceed one carat, of which 11 are white, 13 are off-white, 16 are grey, 2 are yellow, and 3 are brown. A total of 111 diamonds exceed 0.5 carat. Fifty-six percent of this diamond parcel is classified white in colour, with a further 15 percent classified as off-white. The diamond parcel includes 10 yellow, 2 pink and 2 amber stones. Ninety-nine percent of the carat weight of this parcel occurs in diamonds greater than 1.18 millimetre square mesh.

Senior Vice President Exploration, George Read, states: “To date, our total diamond recoveries are 5,188.13 carats and 42,815 stones from 35,039.47 dry tonnes. These results strongly suggest that we will reach our 6,000 carat target once the entire 15,000 tonne prefeasibility sample has been processed. The site of the Star Diamond Project is presently a hive of activity with underground workings, on-site processing, two core drill rigs, two large diameter drill rigs and a large core logging warehouse. The collection of prefeasibility data for the definition of a National Instrument 43-101 compliant Mineral Resource is proceeding on schedule.”

The diamond recovery procedure includes on-site processing of kimberlite through the modular DMS, after which DMS concentrates are batch fed through an X-ray Flow-sort. In order to ensure the recovery of low luminosity diamonds, the Flow-sort tailings are processed over a grease table. Flow-sort and grease table concentrates are transported by a secure carrier to SGS Lakefield Research for final diamond recovery. The SGS Lakefield Research process includes drying, screening, magnetic separation, manual sorting and diamond weighing and description. SGS Lakefield Research is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.

The prefeasibility study on Star, with a budget of approximately $44 million, is now the largest work program outlined for any of the Fort a la Corne kimberlites. The aim of the prefeasibility study is to define a National Instrument 43-101 compliant Mineral Reserve for the Star Kimberlite. Senior Vice President Exploration, George Read, Professional Geoscientist in the Provinces of Saskatchewan and British Columbia, is the Qualified Person responsible for the verification and quality assurance of analytical results. Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

For further information please contact:

Kenneth E. MacNeill, President & C.E.O.; George H. Read, P. Geo., Senior Vice President Exploration or Pieter Du Plessis, Project Leader at (306) 664-2202.

- END -